SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 39)*

Icahn Enterprises L.P.
(Name of Issuer)

Depositary Units Representing Limited Partner Interests
(Title of Class of Securities)

029169 10 9
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Associates LLC
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 029169 10 9

1.            NAME OF REPORTING PERSON
CCI Onshore LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
28,584,399

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
28,584,399

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,584,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.74%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
Gascon Partners

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
17,368,681

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
17,368,681

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,368,681

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.21%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
High Coast Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
52,358,741

8            SHARED VOTING POWER
28,584,399

9            SOLE DISPOSITIVE POWER
52,358,741

10            SHARED DISPOSITIVE POWER
28,584,399

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,943,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
Highcrest Investors LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)             / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
14,175,778

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
14,175,778

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,175,778

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.73%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
Thornwood Associates Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                        / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
5,231,586

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
5,231,586

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,231,586

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES                          / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER

8            SHARED VOTING POWER
5,231,586

9            SOLE DISPOSITIVE POWER

10            SHARED DISPOSITIVE POWER
5,231,586

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,231,586

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
Starfire Holding Corporation

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
14,175,778

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
14,175,778

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,175,778

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                          / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.73%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
Little Meadow Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)             /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                        / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
98,311,821

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
98,311,821

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,311,821

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.77%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)            /x/
(b)            / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
Not applicable.

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                        / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
117,719,185

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
117,719,185

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,719,185

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
89.07%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 39 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended and supplemented as follows:

On February 29, 2016, the Issuer entered into a Contribution Agreement with IRL Holding LLC ("IRL"), a company wholly owned by Carl C. Icahn (the "Agreement"), pursuant to which IRL contributed to the Issuer an approximately 25% membership interest in American Railcar Leasing LLC, a subsidiary of the Issuer. In exchange for such contribution, the Issuer issued 685,367 Depositary Units in the aggregate to IRL (which Depositary Units were subsequently transferred to Highcrest). The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference.

On March 1, 2016, High Coast entered into a Stock Purchase Plan Engagement Agreement with a broker (the "Purchase Plan"), which is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Exchange Act and provides for the purchase of Depositary Units on behalf of High Coast pursuant to parameters set forth in the Purchase Plan. The foregoing description of the Purchase Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Plan, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference. The Reporting Persons intend to acquire additional Depositary Units from time to time pursuant to the Purchase Plan, in the open market, in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Initial 13D are hereby amended and restated as follows:

(a) After taking the transaction described in the first paragraph of Item 4 into account, the Reporting Persons may be deemed to beneficially own, in the aggregate, 117,719,185 Depositary Units, representing approximately 89.07% of the Issuer's outstanding Depositary Units (based upon: (i) the 131,481,059 Depositary Units stated to be outstanding as of February 29, 2016 by the Issuer in the Issuer's Form 10-K filing filed with the Securities and Exchange Commission on February 29, 2016; and (ii) the 685,367 Depositary Units issued pursuant to the Agreement).

(b) CCI Onshore has sole voting power and sole dispositive power with respect to 28,584,399 Depositary Units, representing approximately 21.74% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 17,368,681 Depositary Units, representing approximately 13.21% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 52,358,741 Depositary Units, representing approximately 39.82% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 14,175,778 Depositary Units, representing approximately 10.73% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 5,231,586 Depositary Units, representing approximately 3.98% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Item 5(c) of the Initial 13D is hereby amended to add the following:

The information set forth in the first paragraph of Item 4 above is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended and supplemented as follows:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Initial 13D is hereby amended and supplemented as follows:

1. Contribution Agreement dated as of February 29, 2016, between the Issuer and IRL Holding LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 1, 2016).

2. Form of Stock Purchase Plan Engagement Agreement, dated as of March 1, 2016.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: March 1, 2016

BARBERRY CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

CCI OFFSHORE LLC

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Vice President; Secretary

CCI ONSHORE LLC

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Secretary; Treasurer

GASCON PARTNERS
By: Little Meadow Corp., its managing general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

HIGH COAST LIMITED PARTNERSHIP
By: Little Meadow Corp., its general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

[Signature Page for Amendment No. 39 to Schedule 13D – Icahn Enterprises L.P.]

HIGHCREST INVESTORS LLC

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Vice President

LITTLE MEADOW CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

MODAL LLC

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Vice President

STARFIRE HOLDING CORPORATION

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Authorized Signatory

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
By: Barberry Corp., its general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

TRAMORE LLC

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page for Amendment No. 39 to Schedule 13D – Icahn Enterprises L.P.]